UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024	Commission File Number 001-33159
AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)
AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events
On May 1, 2024, AerCap Holdings N.V. furnished its interim financial report for the quarter ended March 31, 2024.
The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statements File No. 333-260359 and Form S-8 Registration Statements File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2024 and December 31, 2023	5
Unaudited Condensed Consolidated Income Statements for the Three Months Ended March 31, 2024 and 2023	6
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three Months Ended March 31, 2024 and 2023	7
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2024 and 2023	8
Unaudited Condensed Consolidated Statements of Equity for the Three Months Ended March 31, 2024 and 2023	11
Notes to the Unaudited Condensed Consolidated Financial Statements	12

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of March 31, 2024 and December 31, 2023

	Note	March 31, 2024	December 31, 2023
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$1,291,962	$1,627,181
Restricted cash	4	193,533	198,285
Trade receivables		52,260	73,667
Flight equipment held for operating leases, net	5	56,537,244	57,091,166
Investment in finance leases, net	6	1,314,107	1,254,451
Flight equipment held for sale	7	459,127	296,696
Prepayments on flight equipment	26	4,229,152	3,576,187
Maintenance rights and lease premium, net	8	2,597,363	2,729,962
Other intangibles, net	9	156,197	163,167
Deferred tax assets	16	265,083	275,756
Associated companies	10	1,008,170	971,517
Other assets	11	3,000,827	3,016,524
Total Assets		$71,105,025	$71,274,559

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	13	$1,784,991	$1,793,058
Accrued maintenance liability	14	2,975,140	2,863,730
Lessee deposit liability		1,063,056	1,018,702
Debt	15	45,723,667	46,483,903
Deferred tax liabilities	16	2,602,365	2,526,120
Commitments and contingencies	26
Total Liabilities		54,149,219	54,685,513

Ordinary share capital, €0.01 par value, 450,000,000 ordinary shares authorized as of March 31, 2024 and December 31, 2023; 215,543,739 and 215,543,739 ordinary shares issued and 198,342,820 and 202,493,168 ordinary shares outstanding (including 4,503,640 and 4,561,249 shares of unvested restricted stock) as of March 31, 2024 and December 31, 2023, respectively	23	2,676	2,676
Additional paid-in capital		6,614,795	6,594,556
Treasury shares, at cost (17,200,919 and 13,050,571 ordinary shares as of March 31, 2024 and December 31, 2023, respectively)	23	(1,144,579)	(819,305)
Accumulated other comprehensive income		75,502	8,304
Accumulated retained earnings		11,407,200	10,802,599
Total AerCap Holdings N.V. shareholders’ equity		16,955,594	16,588,830
Non-controlling interest		212	216
Total Equity		16,955,806	16,589,046
Total Liabilities and Equity		$71,105,025	$71,274,559

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated Variable Interest Entities (“VIE”) for which creditors do not have recourse to our general credit:
Restricted cash		$73,160	$80,910
Flight equipment held for operating leases and held for sale		3,096,134	2,919,819
Other assets		97,160	100,045

Accrued maintenance liability		$152,080	$140,310
Debt		1,203,009	1,271,340
Other liabilities		73,196	74,070
The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Income Statements
For the Three Months Ended March 31, 2024 and 2023

		Three Months Ended March 31,
	Note	2024	2023
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents		$1,585,631	$1,536,663
Maintenance rents and other receipts		179,460	187,142
Total lease revenue		1,765,091	1,723,805
Net gain on sale of assets		159,580	99,540
Other income	18	93,417	42,377
Total Revenues and other income		2,018,088	1,865,722
Expenses
Depreciation and amortization	5, 8	633,478	610,517
Net recoveries related to Ukraine Conflict	19	(22,749)	(14,108)
Asset impairment	20	2,670	34,335
Interest expense		491,515	436,222
Loss on debt extinguishment		12	3,061
Leasing expenses		148,614	226,009
Selling, general and administrative expenses	21	119,292	110,604
Total Expenses		1,372,832	1,406,640
Gain on investments at fair value		13,523	9,245
Income before income taxes and income of investments accounted for under the equity method		658,779	468,327
Income tax expense	16	(94,109)	(65,594)
Equity in net earnings of investments accounted for under the equity method		39,540	32,544
Net income		$604,210	$435,277
Net loss (income) attributable to non-controlling interest		4	(3,172)
Net income attributable to AerCap Holdings N.V.		$604,214	$432,105

Basic earnings per share	23	$3.09	$1.81
Diluted earnings per share	23	$3.02	$1.79

Weighted average shares outstanding—basic	23	195,773,846	239,368,415
Weighted average shares outstanding—diluted	23	200,085,734	241,559,712

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income
For the Three Months Ended March 31, 2024 and 2023

	Three Months Ended March 31,
	2024	2023
	(U.S. Dollars in thousands)
Net income	$604,210	$435,277

Other comprehensive income (loss):
Net gain (loss) on derivatives (Note 12), net of tax of $(10,673) and $4,327, respectively	67,198	(31,566)
Actuarial gain on pension obligations, net of tax of nil and $254, respectively	—	1,779
Total other comprehensive income (loss)	67,198	(29,787)

Comprehensive income	671,408	405,490
Comprehensive loss (income) attributable to non-controlling interest	4	(3,172)
Total comprehensive income attributable to AerCap Holdings N.V.	$671,412	$402,318

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2024 and 2023

	Three Months Ended March 31,
	2024	2023
	(U.S. Dollars in thousands)
Net income	$604,210	$435,277
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	633,478	610,517
Net recoveries related to Ukraine Conflict	(22,749)	(2,272)
Asset impairment	2,670	34,335
Amortization of debt issuance costs, debt discount, debt premium and lease premium	58,629	65,440
Maintenance rights write-off (a)	49,298	123,922
Maintenance liability release to income	(50,407)	(110,953)
Net gain on sale of assets	(159,580)	(99,540)
Deferred tax expense	76,158	61,252
Share-based compensation	25,378	26,863
Collections of finance leases	116,194	128,685
Gain on investments at fair value	(13,523)	(9,245)
Loss on debt extinguishment	12	3,061
Other	(9,331)	14,950
Changes in operating assets and liabilities:
Trade receivables	21,388	(27,988)
Other assets	15,777	8,674
Accounts payable, accrued expenses and other liabilities	28,064	100,423
Net cash provided by operating activities	1,375,666	1,363,401
Purchase of flight equipment	(670,432)	(1,291,077)
Proceeds from sale or disposal of assets	768,365	470,323
Prepayments on flight equipment	(961,049)	(449,658)
Other	21,366	(7,663)
Net cash used in investing activities	(841,750)	(1,278,075)
Issuance of debt	1,500,000	1,127,516
Repayment of debt	(2,237,767)	(1,377,505)
Debt issuance and extinguishment costs paid, net of debt premium received	(35,762)	(18,795)
Maintenance payments received	215,207	177,737
Maintenance payments returned	(26,748)	(31,185)
Security deposits received	113,432	102,387
Security deposits returned	(53,090)	(56,345)
Dividend paid to non-controlling interest holders	—	(2,508)
Repurchase of shares and tax withholdings on share-based compensation	(347,937)	(501,031)
Net cash used in financing activities	(872,665)	(579,729)
Net decrease in cash, cash equivalents and restricted cash	(338,749)	(494,403)
Effect of exchange rate changes	(1,222)	1,300
Cash, cash equivalents and restricted cash at beginning of period	1,825,466	1,756,770
Cash, cash equivalents and restricted cash at end of period	$1,485,495	$1,263,667

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2024 and 2023

	Three Months Ended March 31,
	2024	2023
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$391,162	$386,082
Income taxes paid, net	6,630	4,087

(a)Maintenance rights write-off consisted of the following:

End-of-Lease (“EOL”) and Maintenance Reserve (“MR”) contract maintenance rights expense	$14,345	$78,982
MR contract maintenance rights write-off offset by maintenance liability release	18,729	16,624
EOL contract maintenance rights write-off offset by EOL compensation received	16,224	28,316
Maintenance rights write-off	$49,298	$123,922

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2024 and 2023
Non-Cash Investing and Financing Activities
Three Months Ended March 31, 2024:
Flight equipment held for operating leases in the amount of $158 million, net, was reclassified to investment in finance leases, net/inventory.
Flight equipment held for operating leases in the amount of $415 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $3 million was settled with buyers upon sale or disposal of assets.
Three Months Ended March 31, 2023:
Flight equipment held for operating leases in the amount of $37 million, net, was reclassified to investment in finance and sales-type leases, net/inventory.
Flight equipment held for operating leases in the amount of $506 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $42 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity
For the Three Months Ended March 31, 2024 and 2023

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2023	215,543,739	$2,676	$6,594,556	$(819,305)	$8,304	$10,802,599	$16,588,830	$216	$16,589,046
Repurchase of shares	—	—	—	(335,816)	—	—	(335,816)	—	(335,816)
Ordinary shares issued, net of tax withholdings	—	—	(5,139)	10,542	—	387	5,790	—	5,790
Share-based compensation	—	—	25,378	—	—	—	25,378	—	25,378
Total comprehensive income (loss)	—	—	—	—	67,198	604,214	671,412	(4)	671,408
Balance as of March 31, 2024	215,543,739	$2,676	$6,614,795	$(1,144,579)	$75,502	$11,407,200	$16,955,594	$212	$16,955,806

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2022	250,347,345	$3,024	$8,586,034	$(254,699)	$108,226	$7,674,922	$16,117,507	$77,543	$16,195,050
Dividends paid	—	—	—	—	—	—	—	(2,508)	(2,508)
Repurchase of shares	—	—	—	(500,736)	—	—	(500,736)	—	(500,736)
Ordinary shares issued, net of tax withholdings	—	—	(22,200)	23,918	—	(2,254)	(536)	—	(536)
Share-based compensation	—	—	26,863	—	—	—	26,863	—	26,863
Total comprehensive (loss) income	—	—	—	—	(29,787)	432,105	402,318	3,172	405,490
Balance as of March 31, 2023	250,347,345	$3,024	$8,590,697	$(731,517)	$78,439	$8,104,773	$16,045,416	$78,207	$16,123,623

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
AerCap Holdings N.V., together with its subsidiaries (“AerCap,” “we,” “us” or the “Company”), is the global leader in aviation leasing, with 2,044 aircraft owned, managed or on order, over 1,000 engines (including engines owned and managed by our Shannon Engine Support (“SES”) joint venture), over 300 owned helicopters, and total assets of $71 billion as of March 31, 2024. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Dubai and other locations. We also have representative offices at the world’s largest aircraft manufacturers, The Boeing Company (“Boeing”) in Seattle and Airbus S.A.S. (“Airbus”) in Toulouse.
The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
2. Basis of presentation
General
Our Condensed Consolidated Financial Statements are presented in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”).
We consolidate all companies in which we have effective control and all variable interest entities (“VIEs”) for which we are deemed the Primary Beneficiary (“PB”) under Accounting Standards Codification (“ASC”) 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
Unconsolidated investments where we do not have a controlling financial interest, but over which we have significant influence, are reported using the equity method of accounting.
Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.
Our interim financial statements have been prepared pursuant to the rules of the U.S. Securities and Exchange Commission (“SEC”) and U.S. GAAP for interim financial reporting, and reflect all adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 23, 2024. The results of operations for the three months ended March 31, 2024 are not necessarily indicative of those for a full fiscal year.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Use of estimates
The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangible assets, investment in finance leases, net, investments, trade receivables, notes receivables, deferred tax assets, unrecognized tax benefits and maintenance liabilities. Actual results may differ from our estimates under different conditions, sometimes materially.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
2. Basis of presentation (Continued)
Reportable segments
We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial flight equipment.
3. Summary of significant accounting policies
Our significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 23, 2024.
Future application of accounting standards:
Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU 2023-09—Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 enhances the transparency and decision usefulness of the annual income tax disclosures. The two primary enhancements include disaggregating existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The standard is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in ASU 2023-09 should be applied on a prospective basis; however, retrospective application in all prior periods presented in the annual financial statements is permitted. The adoption of ASU 2023-09 is not expected to have a material effect on the Company’s consolidated financial statements.
Improvements to Reportable Segmental Disclosures
In November 2023, the FASB issued ASU 2023-07—Segmental Reporting (Topic 280): Improvements to Reportable Segmental Disclosures (“ASU 2023-07”). ASU 2023-07 enhances segmental reporting through expanding the breadth and frequency of segment disclosures. The standard is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 and early adoption is permitted. The amendments in ASU 2023-07 should be applied retrospectively unless it is impractical to do so and any segment expense categories and amounts disclosed in prior periods are based on the significant segment expense categories identified and disclosed in the period of adoption. The adoption of ASU 2023-07 is not expected to have a material effect on the Company’s consolidated financial statements.
4. Cash, cash equivalents and restricted cash
Our restricted cash balance was $194 million and $198 million as of March 31, 2024 and December 31, 2023, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings, Export-Import Bank of the United States (“Ex-Im”) financings, our AerFunding revolving credit facility, our Brazilian Development Bank (“BNDES”) financing and other debt. Refer to Note 15—Debt.
The following is a summary of our cash, cash equivalents and restricted cash as of March 31, 2024, December 31, 2023 and March 31, 2023:

	March 31, 2024	December 31, 2023	March 31, 2023
Cash and cash equivalents	$1,291,962	$1,627,181	$1,089,046
Restricted cash	193,533	198,285	174,621
Total cash, cash equivalents and restricted cash	$1,485,495	$1,825,466	$1,263,667

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the three months ended March 31, 2024 and 2023 were as follows:

	Three Months Ended March 31,
	2024	2023
Net book value at beginning of period	$57,091,166	$55,220,809
Additions	1,013,055	1,677,164
Depreciation	(625,549)	(602,294)
Disposals and transfers to held for sale	(808,102)	(739,562)
Transfers from/to investment in finance leases, net/inventory	(157,565)	(36,786)
Recoveries related to Ukraine Conflict (Note 19)	26,909	2,272
Impairments (Note 20)	(2,670)	(34,335)
Net book value at end of period	$56,537,244	$55,487,268

Accumulated depreciation and impairment as of March 31, 2024 and 2023, respectively:	$(14,078,305)	$(12,848,330)
6. Investment in finance leases, net
Components of investment in finance leases, net as of March 31, 2024 and December 31, 2023 were as follows:

	March 31, 2024	December 31, 2023
Future minimum lease payments to be received, net	$1,294,619	$1,156,693
Estimated residual values of leased flight equipment	552,272	597,184
Less: Unearned income	(523,799)	(490,502)
Less: Allowance for credit losses (Note 22)	(8,985)	(8,924)
	$1,314,107	$1,254,451
During the three months ended March 31, 2024 and 2023, we recognized interest income from investment in finance leases, net of $25 million and $27 million, respectively, included in basic lease rents.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
7. Flight equipment held for sale
As of March 31, 2024, flight equipment with a total net book value of $459 million met the held for sale criteria and was classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from the lessees of approximately $1 million will be assumed by the buyers of these aircraft upon consummation of the individual sales transactions.
As of December 31, 2023, flight equipment with a total net book value of $297 million met the held for sale criteria and was classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet.
8. Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023
Maintenance rights	$2,013,001	$2,099,513
Lease premium, net	584,362	630,449
	$2,597,363	$2,729,962
Movements in maintenance rights during the three months ended March 31, 2024 and 2023 were as follows:

	Three Months Ended March 31,
	2024	2023
Maintenance rights at beginning of period	$2,099,513	$2,540,286
EOL and MR contract maintenance rights expense	(14,345)	(78,982)
MR contract maintenance rights write-off due to maintenance liability release	(18,729)	(16,624)
EOL contract maintenance rights write-off due to cash receipt	(16,224)	(28,316)
EOL and MR contract maintenance rights write-off due to sale of aircraft	(37,214)	(32,861)
Maintenance rights at end of period	$2,013,001	$2,383,503

The following tables present details of lease premium assets and related accumulated amortization as of March 31, 2024 and December 31, 2023:

	March 31, 2024
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$987,589	$(403,227)	$584,362

	December 31, 2023
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$1,002,293	$(371,844)	$630,449
Lease premium assets that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.
During the three months ended March 31, 2024 and 2023, we recorded amortization expense for lease premium assets of $42 million and $46 million, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
9. Other intangibles, net
Other intangibles, net consisted of the following as of March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023
Customer relationships, net	$150,765	$156,059
Other intangible assets	5,432	7,108
	$156,197	$163,167
The following tables present details of customer relationships and related accumulated amortization as of March 31, 2024 and December 31, 2023:

	March 31, 2024
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(209,235)	$150,765

	December 31, 2023
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(203,941)	$156,059
During the three months ended March 31, 2024 and 2023, we recorded amortization expense for customer relationships of $5 million.
10. Associated companies
As of March 31, 2024 and December 31, 2023, associated companies accounted for under the equity method of accounting consisted of the following:

	% Ownership as of March 31, 2024	March 31, 2024	December 31, 2023
Shannon Engine Support	50.0	$839,293	$797,185
AerDragon Aviation Partners Limited and its Subsidiaries (“AerDragon”)	16.7	90,370	91,898
Other	9.5-39.3	78,507	82,434
		$1,008,170	$971,517

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
11. Other assets
Other assets consisted of the following as of March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023
Straight-line rents, prepaid expenses and other	$689,974	$692,521
Notes receivable, net of allowance for credit losses (a)	649,506	663,644
Loans receivable, net of allowance for credit losses (b)	649,089	654,925
Derivative assets (Note 12)	153,228	130,614
Lease incentives	140,805	152,056
Investments	99,153	87,055
Inventory	72,902	85,668
Operating lease right of use assets, net	72,003	57,009
Other assets and receivables, net	474,167	493,032
	$3,000,827	$3,016,524

(a)As of March 31, 2024 and December 31, 2023, we had $24 million allowance for credit losses on notes receivable. Refer to Note 22—Allowance for credit losses for further details.
(b)As of March 31, 2024 and December 31, 2023, we had $0.4 million and $1 million, respectively, allowance for credit losses on loans receivable. Refer to Note 22—Allowance for credit losses for further details. During the three months ended March 31, 2024 and 2023, we recognized interest income from loans receivable, net of allowance for credit losses of $14 million and $6 million, respectively, included in other income.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Derivative financial instruments
We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, U.S. treasury locks, options and forward contracts.
As of March 31, 2024, we had interest rate caps, swaps and U.S. treasury locks outstanding, with underlying variable benchmark interest rates of daily SOFR or Term SOFR, as applicable.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of March 31, 2024, we did not have cash collateral. As of December 31, 2023, we had cash collateral of $1 million from various counterparties and the obligation to return this collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of March 31, 2024 or December 31, 2023.
The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any losses to date.
Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets.
The following tables present notional amounts and fair values of derivatives outstanding as of March 31, 2024 and December 31, 2023:

	March 31, 2024		December 31, 2023
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting cash flow hedges:
Interest rate contracts	$920,000	$36,675	$1,150,000	$39,918
Derivative assets designated as accounting cash flow hedges:
Interest rate contracts	$4,425,000	$116,553	$3,165,000	$90,696
Total derivative assets		$153,228		$130,614

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

	March 31, 2024		December 31, 2023
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities designated as accounting cash flow hedges:
Interest rate contracts	$1,630,000	$16,220	$3,590,000	$80,840
Total derivative liabilities		$16,220		$80,840

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Derivative financial instruments (Continued)
We recorded the following in other comprehensive gain or loss related to derivative financial instruments for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
	2024	2023
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate contracts	$75,260	$(37,554)
Derivative premium and amortization	2,611	1,661
Income tax effect	(10,673)	4,327
Net gain (loss) on derivatives, net of tax	$67,198	$(31,566)
We expect to reclassify approximately $82 million from accumulated other comprehensive income (“AOCI”) as a reduction in interest expense in our Condensed Consolidated Income Statements over the next 12 months.
The following table presents the effect of derivatives recorded in interest expense in our Condensed Consolidated Income Statements for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
	2024	2023
Gain (Loss)
Derivatives not designated as accounting hedges:
Interest rate contracts	$(3,243)	$(13,631)
Reclassification to Condensed Consolidated Income Statements:
Reclassification of amounts previously recorded within AOCI	30,178	17,657
Gain recognized in interest expense	$26,935	$4,026

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023
Deferred revenue	$808,870	$827,525
Accounts payable and accrued expenses	429,405	444,042
Accrued interest	421,051	348,568
Operating lease liabilities	109,445	92,083
Derivative liabilities (Note 12)	16,220	80,840
	$1,784,991	$1,793,058
14. Accrued maintenance liability
Movements in accrued maintenance liability during the three months ended March 31, 2024 and 2023 were as follows:

	Three Months Ended March 31,
	2024	2023
Accrued maintenance liability at beginning of period	$2,863,730	$2,503,202
Maintenance payments received	215,207	177,737
Maintenance payments returned	(26,748)	(31,185)
Release to income upon sale	(2,922)	(42,434)
Release to income other than upon sale	(50,407)	(110,953)
Lessor contribution, top-ups and other	(23,720)	(8,398)
Accrued maintenance liability at end of period	$2,975,140	$2,487,969

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt
As of March 31, 2024, the principal amount of our outstanding indebtedness totaled $46.0 billion, which excluded debt issuance costs, debt discounts and debt premium of $235 million, and our undrawn lines of credit were $11.2 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of March 31, 2024, we remained in compliance with the financial covenants across our various debt obligations.
The following table provides a summary of our indebtedness as of March 31, 2024 and December 31, 2023:

	March 31, 2024						December 31, 2023
Debt obligation	Collateral (number of aircraft and helicopters)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
AerCap Trust (b) & AICDC (c) Notes		$30,915,349	$—	$30,915,349	3.64%	2024-2041	$31,215,349
Revolving credit facilities (d)		9,300,000	9,275,000	25,000	6.86%	2025-2027	25,000
Other unsecured debt		2,975,000	—	2,975,000	6.76%	2026-2028	3,055,000
TOTAL UNSECURED		$43,190,349	$9,275,000	$33,915,349			$34,295,349
Secured
Export credit facilities (e)	38	1,141,997	140,000	1,001,997	2.49%	2025-2035	1,034,687
Institutional secured term loans & secured portfolio loans	237	7,739,221	318,500	7,420,721	6.15%	2024-2032	7,667,363
AerFunding Revolving Credit Facility	38	2,075,000	1,102,996	972,004	7.37%	2027	1,032,151
Other secured debt (f)	12	724,098	326,206	397,892	5.72%	2024-2041	415,982
Fair value adjustment		—	—	799			993
TOTAL SECURED		$11,680,316	$1,887,702	$9,793,413			$10,151,176
Subordinated
Subordinated Notes		2,250,000	—	2,250,000	6.62%	2045-2079	2,250,000
TOTAL SUBORDINATED		$2,250,000	$—	$2,250,000			$2,250,000
Debt issuance costs, debt discounts and debt premium				(235,095)			(212,622)
	325	$57,120,665	$11,162,702	$45,723,667			$46,483,903

(a)The weighted average interest rate for our floating rate debt of $10.0 billion is calculated based on the applicable U.S. dollar SOFR rate, as applicable, as of the most recent interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate interest alternatives.
(b)AerCap Global Aviation Trust, a Delaware Statutory Trust (“AerCap Trust”).
(c)AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland (“AICDC”).
(d)Asia Revolver and Citi Revolvers (the “Revolving credit facilities”).
(e)An additional $0.8 billion of commitment has been approved by the Export Credit Agencies, subject to customary conditions at drawdown.
(f)In addition to the 12 aircraft, 74 engines are pledged as collateral.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 23, 2024. The material changes to our indebtedness since the filing of that report, except for scheduled repayments, are described below.
AerCap Trust and AICDC Notes
In January 2024, AerCap Trust and AICDC co-issued $800 million aggregate principal amount of 5.10% Senior Notes due 2029 and $700 million aggregate principal amount 5.30% Senior Notes due 2034.
In April 2024, AerCap Trust and AICDC completed an exchange offer whereby outstanding privately-placed 6.45% Senior Notes due 2027 that were issued in November 2023 were exchanged for a like principal amount of new 6.45% Senior Notes due 2027, pursuant to an SEC-registered public offering.
16. Income taxes
Our effective tax rate was 14.3% for the three months ended March 31, 2024, and 14.0% for the three months ended March 31, 2023.
During the three months ended March 31, 2024, our income tax expense was reduced by $8 million in respect of a non-recurring tax deduction from a prior period that became available during the three months ended March 31, 2024.
Excluding discrete items, our effective tax rate for the full year 2024 is expected to be 15.5%. The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items. Our effective tax rate in any period can be impacted by revisions to the estimated full year rate. Our effective tax rate has increased primarily due to the introduction of the Pillar Two rules under the Organisation for Economic Cooperation and Development’s (“OECD”) Base Erosion and Profit Sharing (“BEPS”) 2.0 initiative which came into effect in Ireland from January 1, 2024. The majority of the Group’s assets are owned in Ireland.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Equity
The following table presents our share repurchase programs approved by our Board of Directors from January 1, 2023 through March 31, 2024:

Program approval date	Program end date	Authorized amount	Program completion date
March 2023	September 30, 2023	$500,000	March 13, 2023
April 2023	September 30, 2023	500,000	September 14, 2023
July 2023	December 31, 2023	500,000	September 14, 2023
September 2023	December 31, 2023	650,000	November 16, 2023
October 2023	March 31, 2024	500,000	January 12, 2024
December 2023	March 31, 2024	250,000	March 8, 2024
February 2024	September 30, 2024	500,000	Not yet completed
During the three months ended March 31, 2024, we repurchased an aggregate of 4.3 million of our ordinary shares under our share repurchase programs at an average price of $77.89 per ordinary share.
Between April 1, 2024 and April 26, 2024, we repurchased an aggregate of 1.1 million of our ordinary shares under our share repurchase program at an average price of $83.66 per ordinary share.
18. Other income
Other income consisted of the following for the three months ended March 31, 2024, and 2023:

	Three Months Ended March 31,
	2024	2023
Interest and other income	$84,047	$33,262
Management fees	9,370	9,115
	$93,417	$42,377

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Net charges related to Ukraine Conflict
On February 24, 2022, Russia launched a large-scale military invasion of Ukraine and has since been engaged in a broad military conflict with Ukraine (the “Ukraine Conflict”). In response to the Ukraine Conflict and ongoing related hostilities, the United States, the European Union, the United Kingdom and other countries have imposed broad, far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons (the “Sanctions”).
In compliance with all applicable sanctions in March 2022, we terminated the leasing of all of our aircraft and engines with Russian airlines. These terminations have resulted in reduced revenues and operating cash flows.
The Ukraine Conflict, the Sanctions and the actions of our former Russian lessees and the Russian government together have represented an unusual and infrequent event and therefore the related net charges are classified separately on our Condensed Consolidated Income Statements. During 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, comprised of write-offs and impairments of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. We recognized a total loss write-off with respect to our assets that remain in Russia and Ukraine, and impairment losses with respect to the assets we have recovered from Russian and Ukrainian airlines.
We are pursuing claims in the London Commercial Court with respect to our assets that remain in Russia against the insurers under our contingent and possessed insurance policy (“C&P Policy”) and, with respect to our assets that remain in Russia and were not the subject of insurance settlements with Russian airlines and their Russian insurers, against the insurers and reinsurers under our former Russian lessees’ insurance and reinsurance policies. Refer to Note 26—Commitments and Contingencies for further details on these legal proceedings. We are also pursuing claims in the London Commercial Court under the airlines’ insurance and reinsurance policies with respect to two aircraft which were in Ukraine at the beginning of the Ukraine Conflict.
During the year ended December 31, 2023, we recognized insurance settlement proceeds of $1.3 billion pursuant to insurance settlements with six Russian airlines and their Russian insurers in respect of 67 aircraft and ten spare engines lost in Russia. Insurance settlement discussions remain ongoing with respect to our claims under the insurance policies of several other Russian airlines. However, it is uncertain whether any of these discussions will result in any insurance settlement or receipt of insurance settlement proceeds and, if so, in what amount. In particular, it remains uncertain whether the necessary approvals and funding to complete any such further insurance settlements can be obtained.
We intend to continue to vigorously pursue all such insurance claims. However, the collection, timing and amount of any potential recoveries under our C&P Policy and under the respective airlines’ insurance and reinsurance policies are uncertain and we have not recognized any claim receivables as of March 31, 2024.
During the three months ended March 31, 2024, we recognized net recovery of $23 million in respect of a Boeing 777-300ER aircraft which was in Ukraine at the beginning of the Ukraine Conflict and recently extracted. The recovery amount was based on the lower of depreciated cost and fair value of the aircraft less costs to recover the aircraft.
Net recoveries related to Ukraine Conflict consisted of the following for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
	2024	2023
	(U.S. Dollars in millions)
Net recoveries of flight equipment	$(23)	$(2)
Letters of credit receipts and other collections	—	(12)
Net recoveries related to Ukraine Conflict	$(23)	$(14)

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
20. Asset impairment
Our long-lived assets include flight equipment held for operating lease and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. We perform event-driven impairment assessments of our flight equipment held for operating lease each quarter.
During the three months ended March 31, 2024 and 2023, we recognized impairment charges of $3 million and $34 million, respectively, primarily related to lease terminations and sales transactions.
For the three months ended March 31, 2024, the impairment charges were fully offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation. For the three months ended March 31, 2023, the impairment charges were partially offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.
21. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
	2024	2023
Personnel expenses	$54,501	$48,448
Share-based compensation	25,378	26,863
Professional services	10,773	8,893
Travel expenses	8,424	10,819
Office expenses	7,811	6,442
Other expenses	12,405	9,139
	$119,292	$110,604
22. Allowance for credit losses
Movements in the allowance for credit losses during the three months ended March 31, 2024 and 2023 were as follows:

	Three Months Ended March 31,
	2024				2023
	Investment in finance leases	Notes receivable	Loans receivable	Total	Total
Allowance for credit losses at beginning of period	$8,924	$24,274	$689	$33,887	$137,861
Current period increase (decrease) in provision for expected credit losses	61	(2)	(278)	(219)	(8,585)
Write-offs charged against the allowance	—	—	—	—	(36,883)
Allowance for credit losses at end of period	$8,985	$24,272	$411	$33,668	$92,393
During the three months ended March 31, 2023, we decreased our credit provisions by $9 million and recognized write-offs charged against the allowance of $37 million with respect to one of our lessees.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Earnings per share
Basic Earnings Per Share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 4,503,640 and 4,905,281 shares of unvested restricted stock as of March 31, 2024 and 2023, respectively. In general, for the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. No shares were excluded from diluted shares outstanding for the three months ended March 31, 2024 and 2023.
The computation of basic and diluted EPS for the three months ended March 31, 2024 and 2023 were as follows:

	Three Months Ended March 31,
	2024	2023
Net income for the computation of basic EPS	$604,214	$432,105
Weighted average ordinary shares outstanding—basic	195,773,846	239,368,415
Basic EPS	$3.09	$1.81

	Three Months Ended March 31,
	2024	2023
Net income for the computation of diluted EPS	$604,214	$432,105
Weighted average ordinary shares outstanding—diluted	200,085,734	241,559,712
Diluted EPS	$3.02	$1.79
The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of March 31, 2024 and December 31, 2023 were as follows:

	March 31, 2024	December 31, 2023
	Number of ordinary shares
Ordinary shares issued	215,543,739	215,543,739
Treasury shares	(17,200,919)	(13,050,571)
Ordinary shares outstanding	198,342,820	202,493,168
Shares of unvested restricted stock	(4,503,640)	(4,561,249)
Ordinary shares outstanding, excluding shares of unvested restricted stock	193,839,180	197,931,919

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

24. Variable interest entities
We use many forms of entities to achieve our leasing and financing business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all of the VIE’s activities, or being the sole shareholder of the VIE.
During the three months ended March 31, 2024, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of March 31, 2024 and December 31, 2023, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs.
We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, absorb the majority of the risks and rewards of these entities and guarantee the activities of these entities.
The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 15—Debt.
Wholly-owned ECA and Ex-Im financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing flight equipment and obtaining financing secured by such flight equipment. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Other secured financings
We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Wholly-owned leasing entities
We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity.
Limited recourse financing structures
We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances.
AerFunding
We hold a 5% equity investment and 100% of the subordinated notes (“AerFunding Class E-1 Notes”) in AerFunding.
As of March 31, 2024, AerFunding had $1.0 billion outstanding under a secured revolving credit facility and $2.2 billion of AerFunding Class E-1 Notes outstanding due to us.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Variable interest entities (Continued)
Non-consolidated VIEs
Non-consolidated VIEs are investments in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in non-consolidated VIEs under the equity method of accounting.
The following table presents our maximum exposure to loss in non-consolidated VIEs as of March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023
Carrying value of debt and equity investments	$119,407	$120,677
The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value.
Other variable interest entities
We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entities’ economic performance.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Related party transactions
Equity Method Investments
SES
SES is a 50% joint venture between AerCap and Safran Aircraft Engines. During the three months ended March 31, 2024 and 2023, we recognized lease rental income from SES of $32 million and $28 million, respectively.
Other related parties
Other related parties include our associated companies as detailed in Note 10—Associated companies. The following table presents amounts received from other related parties for management fees and dividends for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
	2024	2023
Management fees and other	$4,322	$3,009
Dividends	3,540	2,512
	$7,862	$5,521
GE
AerCap completed the acquisition of GE Capital Aviation Services (“GECAS”) from GE (the “GECAS Transaction”) on November 1, 2021 (the “Closing Date”). GE held approximately 46% of our issued and outstanding ordinary shares and became a related party on the Closing Date. As of November 16, 2023, following the completion of its sale of our outstanding ordinary shares, GE no longer beneficially owned any of our outstanding ordinary shares and is no longer a related party.
During the three months ended March 31, 2023, AerCap recognized rental income from engines on lease to GE of $40 million, purchases from GE of $53 million and sales to GE of $14 million.
26. Commitments and contingencies
Flight equipment on order
As of March 31, 2024, we had commitments to purchase 327 new aircraft scheduled for delivery through 2029. These commitments are primarily based upon purchase agreements with Boeing, Airbus and Embraer S.A. (“Embraer”). These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of March 31, 2024, we also had commitments to purchase 32 engines for delivery through 2026 and seven new helicopters for delivery through 2025.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Commitments and contingencies (Continued)
Prepayments on flight equipment include prepayments of our forward order flight equipment and other balances held by the flight equipment manufacturers. Movements in prepayments on flight equipment during the three months ended March 31, 2024 and 2023 were as follows:

	Three Months Ended March 31,
	2024	2023
Prepayments on flight equipment at beginning of period	$3,576,187	$3,806,602
Prepayments and additions during the period, net	923,694	432,932
Interest paid and capitalized during the period	26,864	30,067
Prepayments and capitalized interest applied to the purchase of flight equipment	(297,593)	(323,179)
Prepayments on flight equipment at end of period	$4,229,152	$3,946,422
Legal proceedings
General
In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.
Contingent and Possessed Insurance Policy Litigation and Operator Insurance and Reinsurance Policies Litigation
On June 9, 2022, AerCap Ireland Limited (“AerCap Ireland”) (as representative claimant on its own behalf and on behalf of all other insureds under its contingent and possessed insurance policy (the “C&P Policy”)) commenced a claim in the Commercial Court in London, England against the insurers under its C&P Policy. The trial is scheduled to commence in October 2024. As of March 31, 2024, this claim covered 113 aircraft and 23 spare engines owned by AerCap Ireland and its affiliates (including spare engines owned and managed by a related party) and three managed aircraft, all formerly leased to Russian airlines at the time of Russia’s invasion of Ukraine. During the year ended December 31, 2023, AerCap Ireland and other insureds under the C&P Policy received approximately $1.3 billion in respect of certain of these aircraft and spare engines (including certain managed aircraft and certain spare engines owned and managed by a related party) pursuant to insurance settlements under certain other insurance policies. As a result, as of March 31, 2024, AerCap Ireland’s claim (as representative claimant on its own behalf and on behalf of all other insureds under the C&P Policy) under the Aircraft Hull and Spares and Equipment Coverage section of the C&P Policy was approximately in the amount of $2.2 billion. AerCap Ireland’s alternative claim (as representative claimant on its own behalf and on behalf of all other insureds under the C&P Policy) under the Aviation “War and Allied Perils” Coverage section of its C&P Policy remains in the amount of $1.2 billion.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Commitments and contingencies (Continued)
In parallel with the C&P Policy claim, during the quarter ended June 30, 2023, AerCap Ireland and certain affiliates of AerCap Ireland commenced claims in the Commercial Court in London, England against various reinsurers under reinsurance policies of the Russian airlines’ insurance policies (the “Operator Reinsurance Policies”) in respect of the aircraft and engines formerly leased to Russian airlines at the time of Russia’s invasion of Ukraine. During the year ended December 31, 2023, several of those claims were discontinued, and several others were amended to discontinue claims in respect of certain aircraft and engines, following completion of insurance settlements with several Russian airlines and their Russian insurers. During the quarter ended March 31, 2024, AerCap Ireland and certain affiliates of AerCap Ireland commenced further claims in the Commercial Court in London, England against various Russian insurers and additional reinsurers of the Russian airlines’ insurance policies (the “Operator Insurance Policies”) in respect of the aircraft and engines which are also the subject of the remaining claims under the Operator Reinsurance Policies. As of March 31, 2024, the remaining claims under the Operator Reinsurance Policies/Operator Insurance Policies covered 46 aircraft and six spare engines owned by AerCap Ireland and its affiliates for an aggregate amount of approximately $1.8 billion. In March 2024, the Commercial Court in London rejected the challenge to its jurisdiction brought by certain reinsurers in respect of the claims under the Operator Reinsurance Policies.
We intend to continue to vigorously pursue our claims under the C&P Policy and the Operator Reinsurance Policies/Operator Insurance Policies. However, the collection, timing and amount of any potential recoveries are uncertain and we have not recognized any claim receivables as of March 31, 2024.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Commitments and contingencies (Continued)
VASP Litigation
We are party to a group of related cases arising from the leasing of 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment and obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines. VASP appealed and, in 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled that the aircraft and engines should be returned or that VASP could recover proven damages arising from the repossession.
We have defended this case in the Brazilian courts through various motions and appeals. VASP’s final appeal was denied in November 2022 and the case has been returned to the Superior Court of Justice (“STJ”) for a ruling on the merits of our original appeal of the 1996 TJSP decision.
In 2006, VASP commenced a related proceeding to calculate the amount of alleged damages owed under the TJSP’s 1996 judgment. In 2017, the court decided that VASP had suffered no damages even if the TJSP’s 1996 judgment regarding liability were affirmed. On April 20, 2018, VASP appealed this decision. We believe, however, and we have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.
Meanwhile, in 2008, VASP was adjudicated insolvent by a Brazilian bankruptcy court. The bankruptcy court has since allowed claims in favor of the Company in the aggregate amount of $66 million. We have been advised that it is not probable that VASP’s bankruptcy estate will have funds to pay its creditors but our court-approved claims may be used to offset any damages that VASP might be awarded in the Brazilian courts if for any reason we are not successful in defending ourselves against VASP’s claim for damages.
Transbrasil Litigation
We are party to a group of related actions arising from the leasing of various aircraft and engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap-related companies, along with other leases it had entered into with General Electric Capital Corporation and certain of its affiliates (collectively, the “Lessors”). Subsequently, Transbrasil issued promissory notes (the “Notes”) to the Lessors in connection with restructurings of the leases. Transbrasil defaulted on the Notes and the Lessors individually brought enforcement actions against Transbrasil in 2001.
Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time the Lessors brought the enforcement actions. In 2010, an appellate court published a judgment (the “2010 Judgment”) ordering the Lessors to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes (the “Indemnity Claim”). In 2013, the STJ reversed the 2010 Judgment in most respects as to all of the Lessors. All appeals in respect of the Transbrasil Lawsuit based on the merits of the dispute have now concluded.
However, in July 2011, while the various appeals of the 2010 Judgment were pending, Transbrasil brought, amongst other actions now concluded, an action for provisional enforcement of the Indemnity Claim arising out of the 2010 Judgment. In light of the STJ’s 2013 ruling, (which reversed the 2010 Judgment), the trial court ordered the dismissal of a significant part of the Indemnity Claim. Our appeal regarding the remaining part of the Indemnity Claim remains pending with the TJSP. We believe we have strong arguments to convince the court that Transbrasil is not entitled to any claim under the portion of the Indemnity Claim that remains pending.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

27. Fair value measurements
The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:
Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.
Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost-benefit analysis. Inputs may include our own data.
Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.
Assets and liabilities measured at fair value on a recurring basis
As of March 31, 2024 and December 31, 2023, our derivative portfolio consisted of interest rate contracts. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2. As of March 31, 2024 and December 31, 2023, we held investments at fair value of $97 million and $84 million, respectively. The valuation of these investments were primarily classified as Level 1, based on quoted market price.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Fair value measurements (Continued)
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of March 31, 2024 and December 31, 2023:

	March 31, 2024
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$153,228	$—	$153,228	$—
Investments, at fair value	96,708	84,830	—	11,878

Liabilities
Derivative liabilities	$16,220	$—	$16,220	$—

	December 31, 2023
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$130,614	$—	$130,614	$—
Investments, at fair value	84,130	72,540	—	11,590

Liabilities
Derivative liabilities	$80,840	$—	$80,840	$—
Assets and liabilities measured at fair value on a non-recurring basis
We measure the fair value of our flight equipment and certain definite-lived intangible assets on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.
Additional details of recoverability assessments performed on our flight equipment and certain definite-lived intangible assets are described in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 23, 2024.
Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of flight equipment and definite-lived intangible assets are classified as Level 3 valuations.
Flight equipment
Inputs to non-recurring fair value measurements categorized as Level 3
We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the income statement approach include the discount rate, current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.
The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future disassembly of an aircraft for the sale of its parts (“part-out”) of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Fair value measurements (Continued)
The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the likely debt and equity financing components, and the required returns of those financing components.
The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The non-contractual cash flows represent management’s estimate of the non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.
Fair value disclosures of financial instruments
The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2).

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Fair value measurements (Continued)
As of March 31, 2024 and December 31, 2023, we held investments at fair value of $97 million and $84 million, respectively. The valuation of these investments were primarily classified as Level 1, based on quoted market price.
As of March 31, 2024 and December 31, 2023, loans receivable carried at amortized cost had estimated fair values of $629 million and $650 million, respectively, and were classified as Level 3.
As of March 31, 2024 and December 31, 2023, notes receivable carried at amortized cost had estimated fair values of $650 million and $664 million, respectively, and were classified as Level 3.
All of our financial instruments are carried at amortized cost, other than our derivatives and investments which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of March 31, 2024 and December 31, 2023 were as follows:

	March 31, 2024
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,291,962		$1,291,962	$1,291,962	$—	$—
Restricted cash	193,533		193,533	193,533	—	—
Loans receivable	649,089		629,183	—	—	629,183
Notes receivable	649,506		649,506	—	—	649,506
Derivative assets	153,228		153,228	—	153,228	—
Investments, at fair value	96,708		96,708	84,830	—	11,878
	$3,034,026		$3,014,120	$1,570,325	$153,228	$1,290,567
Liabilities
Debt	$45,958,762	(a)	$43,713,929	$—	$43,713,929	$—
Derivative liabilities	16,220		16,220	—	16,220	—
	$45,974,982		$43,730,149	$—	$43,730,149	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2023
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,627,181		$1,627,181	$1,627,181	$—	$—
Restricted cash	198,285		198,285	198,285	—	—
Loans receivable	654,925		650,398	—	—	650,398
Notes receivable	663,644		663,644	—	—	663,644
Derivative assets	130,614		130,614	—	130,614	—
Investments, at fair value	84,130		84,130	72,540	—	11,590
	$3,358,779		$3,354,252	$1,898,006	$130,614	$1,325,632
Liabilities
Debt	$46,696,525	(a)	$44,377,940	$—	$44,377,940	$—
Derivative liabilities	80,840		80,840	—	80,840	—
	$46,777,365		$44,458,780	$—	$44,458,780	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Special note about forward looking statements
This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:
•the availability of capital to us and to our customers and changes in interest rates;
•the ability of our lessees and potential lessees to make lease payments to us;
•our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses;
•changes in the overall demand for commercial aviation leasing and aviation asset management services;
•the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows;
•the effects of terrorist attacks on the aviation industry and on our operations;
•the economic condition of the global airline and cargo industry and economic and political conditions;
•the impact of current hostilities in the Middle East, or any escalation thereof, on the aviation industry or our business;
•development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;
•a downgrade in any of our credit ratings;
•competitive pressures within the industry;
•regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes;
•disruptions and security breaches affecting our information systems or the information systems of our third-party providers; and
•the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.
The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Flight equipment portfolio
We are the industry leader across all areas of aviation leasing with a portfolio consisting of 3,427 aircraft, engines (including engines owned and managed by our SES joint venture) and helicopters that were owned, on order or managed as of March 31, 2024. We provide a wide range of assets for lease, including narrowbody and widebody aircraft, regional jets, freighters, engines and helicopters. We focus on acquiring in-demand flight equipment at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our investors. We have the infrastructure, expertise and resources to execute a large number of diverse transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our asset portfolio. During the three months ended March 31, 2024, we executed 152 aviation asset transactions.
The following table presents our flight equipment portfolio by type as of March 31, 2024:

Type	Number of owned assets	% Net Book Value	Number of managed assets (b)	Number of assets on order	Total assets owned, managed and on order
Passenger Aircraft	1,465	85%	176	327	1,968
Airbus A220 Family	11	1%	6	8	25
Airbus A320neo Family	384	30%	23	143	550
Airbus A320 Family	414	8%	63	—	477
Airbus A330neo Family	6	1%	1	6	13
Airbus A330	48	2%	9	—	57
Airbus A350	41	8%	6	—	47
Boeing 737 MAX	60	4%	8	119	187
Boeing 737NG	256	9%	58	—	314
Boeing 777-200ER	4	—	—	—	4
Boeing 777-300ER	45	3%	1	—	46
Boeing 787	107	18%	1	18	126
Embraer E190 / E195 / E2	61	1%	—	28	89
Other (a)	28	—	—	5	33
Freighter Aircraft	69	2%	7	—	76
Airbus A321	1	—	—	—	1
Boeing 737	51	1%	7	—	58
Boeing 747 / 767 / 777	17	1%	—	—	17
Engines	433	7%	598	32	1,063
Helicopters	313	6%	—	7	320
Total	2,280	100%	781	366	3,427

(a)Other includes 28 owned aircraft (including five Embraer E170/175 aircraft; seven Boeing 767 aircraft and 16 ATR and De Havilland Canada DHC-8-400 aircraft) and five regional jet aircraft on order.
(b)Number of managed engines includes SES owned and managed engines as of March 31, 2024.

Aircraft portfolio
As of March 31, 2024, we owned 1,534 aircraft and we managed 183 aircraft. As of March 31, 2024, we had commitments to purchase 327 new aircraft scheduled for delivery through 2029. As of March 31, 2024, the weighted average age of our 1,534 owned aircraft fleet, weighted by net book value, was 7.4 years. As of March 31, 2024, 1,504 of our 1,534 owned aircraft were on lease and 30 aircraft were off-lease. As of April 26, 2024, of the 30 aircraft, 21 were re-leased or under commitments for re-lease, four aircraft were designated for sale or part-out (which represented less than 1% of the aggregate net book value of our fleet), four aircraft were being marketed for re-lease (which represented less than 1% of the aggregate net book value of our fleet) and one aircraft was sold. During the three months ended March 31, 2024 our owned aircraft utilization rate was 98%, calculated based on the number of days each aircraft was on lease, weighted by the net book value of the aircraft. Approximately 1% of our owned aircraft were undergoing or designated for cargo conversion during the three months ended March 31, 2024 and were therefore not calculated as utilized.
During the three months ended March 31, 2024, we had the following activity related to aircraft:

	Held for operating leases	Investment in finance leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	1,422	121	13	1,556
Aircraft purchases	13	—	—	13
Aircraft reclassified to held for sale	(9)	—	9	—
Aircraft sold or designated for part-out (a)	(17)	(7)	(11)	(35)
Aircraft reclassified to/from investment in finance leases, net	(7)	7	—	—
Number of owned aircraft at end of period	1,402	121	11	1,534

(a)Includes three aircraft that were reclassified to inventory.
Critical accounting estimates
There have been no significant changes to our critical accounting estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 23, 2024.

Comparative results of operations
Results of operations for the three months ended March 31, 2024 as compared to the three months ended March 31, 2023

	Three Months Ended March 31,		Increase/ (Decrease)
	2024	2023
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$1,585,631	$1,536,663	$48,968
Maintenance rents and other receipts	179,460	187,142	(7,682)
Total lease revenue	1,765,091	1,723,805	41,286
Net gain on sale of assets	159,580	99,540	60,040
Other income	93,417	42,377	51,040
Total Revenues and other income	2,018,088	1,865,722	152,366
Expenses
Depreciation and amortization	633,478	610,517	22,961
Net recoveries related to Ukraine Conflict	(22,749)	(14,108)	(8,641)
Asset impairment	2,670	34,335	(31,665)
Interest expense	491,515	436,222	55,293
Loss on debt extinguishment	12	3,061	(3,049)
Leasing expenses	148,614	226,009	(77,395)
Selling, general and administrative expenses	119,292	110,604	8,688
Total Expenses	1,372,832	1,406,640	(33,808)
Gain on investments at fair value	13,523	9,245	4,278
Income before income taxes and income of investments accounted for under the equity method	658,779	468,327	190,452
Income tax expense	(94,109)	(65,594)	(28,515)
Equity in net earnings of investments accounted for under the equity method	39,540	32,544	6,996
Net income	$604,210	$435,277	$168,933
Net loss (income) attributable to non-controlling interest	4	(3,172)	3,176
Net income attributable to AerCap Holdings N.V.	$604,214	$432,105	$172,109
Basic lease rents. The increase in basic lease rents of $49 million, or 3%, was attributable to:
•the acquisition of assets between January 1, 2023 and March 31, 2024, with an aggregate net book value of $7.4 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $143 million; and
•an increase in basic lease rents of $63 million primarily related to lease transitions;
partially offset by
•the sale of assets between January 1, 2023 and March 31, 2024 with an aggregate net book value of $2.4 billion on their respective sale dates, resulting in a decrease in basic lease rents of $45 million; and
•a decrease in basic lease rents of $112 million primarily due to lower power-by-the-hour (“PBH”) rent, as well as redeliveries, lease terminations and lease extensions at lower rates, the accounting for which requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period.

Maintenance rents and other receipts. The decrease in maintenance rents and other receipts of $8 million, or 4%, was primarily due to a decrease of $8 million in maintenance revenue and other receipts from lease terminations.
Net gain on sale of assets. The increase in net gain on sale of assets of $60 million was primarily due to the higher volume and composition of asset sales. During the three months ended March 31, 2024, we sold 43 assets for sale proceeds of $920 million and during the three months ended March 31, 2023, we sold 35 assets for sale proceeds of $639 million.
Other income. The increase in other income of $51 million was primarily due to higher interest income recognized during the three months ended March 31, 2024 compared to the three months ended March 31, 2023.
Depreciation and amortization. The increase in depreciation and amortization of $23 million, or 4%, was primarily due to a higher average lease assets balance during the three months ended March 31, 2024 compared to the three months ended March 31, 2023.
Net recoveries related to Ukraine Conflict. During the three months ended March 31, 2024, we recognized net recoveries of $23 million in relation to an aircraft that was in Ukraine at the beginning of the Ukraine Conflict, which we recently recovered. During the three months ended March 31, 2023, we recognized recoveries of $14 million primarily comprised of letters of credit receipts and other collateral collections. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 19—Net charges related to Ukraine Conflict.”
Asset impairment. For the three months ended March 31, 2024, we recognized asset impairment charges of $3 million related to lease terminations and sales transactions which were fully offset by maintenance revenue recognized where we retained maintenance-related balances or received EOL compensation. For the three months ended March 31, 2023 we recognized asset impairment charges of $34 million related to lease terminations and sales transactions which were partially offset by maintenance revenue recognized where we retained maintenance-related balances or received EOL compensation.

Interest expense. The increase in interest expense of $55 million, or 13%, was primarily attributable to:
•a $66 million increase in interest expense due to an increase in the average cost of debt for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. The average cost of debt, excluding the effect of mark-to-market movements on interest rate caps and swaps, debt issuance costs, upfront fees and other impacts, was 3.9% during the three months ended March 31, 2024, compared to 3.3% during the three months ended March 31, 2023. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures and metrics” for further information on our average cost of debt;
partially offset by
•a $11 million decrease in interest expense attributable to mark-to-market movement on interest rate caps and swaps. For the three months ended March 31, 2024, we recognized a loss of $3 million related to mark-to-market movements on interest rate caps and swaps, compared to a loss of $14 million recognized during the three months ended March 31, 2023.

Leasing expenses. The decrease in leasing expenses of $77 million was primarily due to $62 million of lower maintenance rights asset amortization, $25 million of lower lessor maintenance contributions and $9 million of lower airline default and restructuring costs partially offset by $19 million of higher expenses related to flight equipment transition costs and other leasing expenses.
Selling, general and administrative expenses. The increase in selling, general and administrative expenses of $9 million, or 8%, was primarily due to higher compensation-related, information technology and other expenses.
Income tax expense. The effective tax rate was 14.3% and 14.0% for the three months ended March 31, 2024 and 2023, respectively. During the three months ended March 31, 2024, our income tax expense was reduced by $8 million in respect of a non-recurring tax deduction from a prior period that became available during the three months ended March 31, 2024.
The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions as well as the amount of permanent tax differences relative to pre-tax income or loss, as well as certain discrete items. The effective tax rate in any period can be impacted by revisions to the estimated full year rate. Our effective tax rate has increased primarily due to the introduction of the Pillar Two rules under the OECD’s BEPS 2.0 initiative which came into effect in Ireland from January 1, 2024. The majority of the Group’s assets are owned in Ireland.
Equity in net earnings of investments accounted for under the equity method. The increase in equity in net earnings of investments accounted for under the equity method of $7 million was primarily driven by higher earnings from our investment in SES.

Liquidity and capital resources
The following table presents our consolidated cash flows for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
	2024	2023
	(U.S. Dollars in millions)
Net cash provided by operating activities	$1,376	$1,363
Net cash used in investing activities	(842)	(1,278)
Net cash used in financing activities	(873)	(580)
Cash flows provided by operating activities. During the three months ended March 31, 2024, our net cash provided by operating activities of $1.4 billion was the result of net income of $604 million, other adjustments to net income of $590 million consisting primarily of depreciation and amortization, collections of finance leases of $116 million and the net change in operating assets and liabilities of $65 million. During the three months ended March 31, 2023, our net cash provided by operating activities of $1.4 billion was the result of net income of $435 million, other adjustments to net income of $718 million consisting primarily of depreciation and amortization, collections of finance leases of $129 million and the net change in operating assets and liabilities of $81 million.
Cash flows used in investing activities. During the three months ended March 31, 2024, our net cash used in investing activities of $842 million primarily consisted of cash used for the purchase of and prepayments on flight equipment and other assets of $1.6 billion, partially offset by cash provided by asset sales of $768 million. During the three months ended March 31, 2023, our net cash used in investing activities of $1.3 billion primarily consisted of cash used for the purchase of flight equipment and other assets of $1.7 billion, partially offset by cash provided by asset sales of $470 million.
Cash flows used in financing activities. During the three months ended March 31, 2024, our net cash used in financing activities of $873 million primarily consisted of cash used for debt repayments, debt issuance and extinguishment costs, net of new financing proceeds and debt premium received of $774 million and cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $348 million, partially offset by net cash provided by maintenance payments and security deposits received of $249 million. During the three months ended March 31, 2023, our cash used in financing activities of $580 million primarily consisted of cash used for debt repayments, debt issuance and extinguishment costs, net of new financing proceeds and debt premium received of $269 million, cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $501 million and cash used for the payment of dividends to our non-controlling interest holders of $3 million, partially offset by net cash provided by maintenance payments and security deposits received of $193 million.
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for flight equipment on delivery. As of March 31, 2024, we had commitments to purchase 327 new aircraft scheduled for delivery through 2029. We also had commitments to purchase 32 engines and seven helicopters through 2026.
As of March 31, 2024, our cash balance was $1.5 billion, including unrestricted cash of $1.3 billion, and we had $11.2 billion of undrawn lines of credit available under our revolving credit facilities and term loan facilities. As of March 31, 2024, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $14 billion and, including estimated operating cash flows for the next 12 months, our total sources of liquidity were $19 billion. As of March 31, 2024, our existing sources of liquidity were sufficient to operate our business and cover approximately 1.7x of our debt maturities and contracted capital requirements for the next 12 months. As of March 31, 2024, the principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $235 million, totaled $46.0 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)— Note 15—Debt.”
In order to satisfy our contractual purchase obligations, we expect to source new debt financing through access to the capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.
In the longer term, we expect to fund the growth of our business, including acquiring flight equipment, through internally generated cash flows, the incurrence of new debt, the refinancing of existing debt and other capital-raising initiatives.

During the three months ended March 31, 2024, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps, debt issuance fees, upfront fees and other impacts, was 3.9%. As of March 31, 2024, our adjusted debt to equity ratio was 2.40 to 1. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures and metrics” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of March 31, 2024 and December 31, 2023.
Contractual obligations
Our estimated future obligations as of March 31, 2024 include both current and long-term obligations. Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase flight equipment and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of March 31, 2024:

	2024 - remaining	2025	2026	2027	2028	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$3,365.3	$3,650.0	$7,294.5	$4,755.5	$5,500.0	$9,350.0	$33,915.3
Secured debt facilities	722.6	2,222.8	1,194.5	2,014.7	2,244.1	1,393.9	9,792.6
Subordinated debt facilities	—	—	—	—	—	2,250.0	2,250.0
Estimated interest payments (a)	1,536.1	1,874.2	1,581.0	1,225.3	914.6	8,829.0	15,960.2
Purchase obligations (b)	4,706.2	5,768.5	4,028.8	1,556.5	254.6	162.1	16,476.7
Operating leases (c)	47.8	16.1	12.0	11.8	11.4	15.6	114.7
Total	$10,378.0	$13,531.6	$14,110.8	$9,563.8	$8,924.7	$22,000.6	$78,509.5

(a)Estimated interest payments for floating rate debt are based on rates as of March 31, 2024 and include the estimated impact of our interest rate swap agreements.
(b)As of March 31, 2024, we had commitments to purchase 327 aircraft (including eight purchase and leaseback transactions), 32 engines and seven helicopters through 2029. The timing of our purchase obligations is based on current estimates and incorporates expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 26—Commitments and contingencies” for further details on our purchase obligations.
(c)Represents contractual payments on aircraft that we lease from corporate aircraft owners and contractual payments on our office and facility leases.

Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 24—Variable interest entities” for a detailed description of these interests and our other off-balance sheet arrangements.
Book value per share
The following table presents our book value per share as of March 31, 2024, December 31, 2023 and March 31, 2023:

	March 31, 2024	December 31, 2023	March 31, 2023
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$16,956	$16,589	$16,045

Ordinary shares issued	215,543,739	215,543,739	250,347,345
Treasury shares	(17,200,919)	(13,050,571)	(12,809,970)
Ordinary shares outstanding	198,342,820	202,493,168	237,537,375
Shares of unvested restricted stock	(4,503,640)	(4,561,249)	(4,905,281)
Ordinary shares outstanding, excluding shares of unvested restricted stock	193,839,180	197,931,919	232,632,094

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$87.47	$83.81	$68.97
Non-GAAP measures and metrics
The following are definitions of our non-GAAP measures and metrics used in this report and a reconciliation of such measures to the most closely related U.S. GAAP measures for the three months ended March 31, 2024. We believe these measures and metrics may further assist investors in their understanding of our performance and the changes and trends related to our earnings. These measures and metrics should not be viewed in isolation and should only be used in conjunction with and as a supplement to our U.S. GAAP financial measures. Non-GAAP measures and metrics are not uniformly defined by all companies, including those in our industry, and so this additional information may not be comparable with similarly-titled measures, metrics and disclosures by other companies.
Adjusted debt to equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt represents consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.

The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023
	(U.S. Dollars in millions, except debt/equity ratio)
Debt	$45,724	$46,484
Adjusted for:
Cash and cash equivalents	(1,292)	(1,627)
50% credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$43,307	$43,732

Equity	$16,956	$16,589
Adjusted for:
50% credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$18,081	$17,714

Adjusted debt/equity ratio	2.40 to 1	2.47 to 1
Average cost of debt
Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate caps and swaps, debt issuance costs, upfront fees and other impacts, divided by the average debt balance. This measure reflects the impact from changes in the amount of debt and interest rates.

	Three months ended March 31,
	2024	2023	Percentage Difference
	(U.S Dollars in millions)
Interest expense	$491.5	$436.2	13%
Adjusted for:
Mark-to-market on interest rate caps and swaps	(3.2)	(13.6)	(76%)
Debt issuance costs, upfront fees and other impacts	(30.9)	(35.4)	(12%)
Interest expense excluding mark-to-market on interest rate caps and swaps, debt issuance costs, upfront fees and other impacts	$457.4	$387.2	18%

Average debt balance	$46,536	$46,551	—

Average cost of debt	3.9%	3.3%	19%

Summarized financial information of issuers and guarantors
AGAT/AICDC Notes
From time to time AerCap Trust and AICDC co-issue senior unsecured notes (the “AGAT/AICDC Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 15—Debt” for further details on the AGAT/AICDC Notes. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “AGAT/AICDC Guarantors”).
Subject to the provisions of the indenture governing the AGAT/AICDC Notes (the “AGAT/AICDC Indenture”), a Subsidiary Guarantor will be automatically and unconditionally released from its guarantee with respect to a series of AGAT/AICDC Notes under the following circumstances: (1) the sale, disposition or other transfer of (i) the capital stock of a Subsidiary Guarantor after which such Subsidiary Guarantor is no longer a Restricted Subsidiary (as defined in the AGAT/AICDC Indenture) or (ii) all or substantially all of the assets of a Subsidiary Guarantor; (2) the permitted designation of the Subsidiary Guarantor as an Unrestricted Subsidiary as defined in and pursuant to the AGAT/AICDC Indenture; (3) the consolidation, amalgamation or merger of a Subsidiary Guarantor with and into AerCap Trust, AICDC or another AGAT/AICDC Guarantor with such person being the surviving entity, or upon the liquidation of a Subsidiary Guarantor following the transfer of all of its assets to AerCap Trust, AICDC or another AGAT/AICDC Guarantor; or (4) legal defeasance or covenant defeasance with respect to such series, each as described in the AGAT/AICDC Indenture, or if the obligations of AerCap Trust and AICDC with respect to such series under the AGAT/AICDC Indenture are discharged.
The guarantee obligations of each Subsidiary Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subsidiary Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other AGAT/AICDC Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable fraudulent conveyance or transfer laws, and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the AGAT/AICDC Guarantors are Irish and Dutch companies, it may be more difficult for holders of the AGAT/AICDC Notes to obtain or enforce judgments against such guarantors.
AICDC and certain AGAT/AICDC Guarantors are holding companies and therefore hold equity interests in directly held subsidiaries, amongst having other trading activities. As a result, AICDC and certain AGAT/AICDC Guarantors could be dependent on dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on factors, such as their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).
Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750 million aggregate principal amount of 5.875% fixed-rate reset junior subordinated notes due 2079 (the “Junior Subordinated Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 15—Debt” and our audited Consolidated Financial Statements and “Note 15—Debt,” included in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 23, 2024, for further details on the Junior Subordinated Notes. The Junior Subordinated Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Trust, AICDC, AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subordinated Notes Guarantors”).
Subject to the provisions of the indenture governing the Junior Subordinated Notes (the “Subordinated Notes Indenture”), a Subordinated Notes Guarantor will be automatically and unconditionally released from its guarantee under the following circumstances: (1) the sale, disposition or other transfer of all or substantially all of the assets of a Subordinated Notes Guarantor; (2) the consolidation, amalgamation or merger of a Subordinated Notes Guarantor with and into AerCap Holdings N.V. or another Subordinated Notes Guarantor with such person being the surviving entity, or upon the liquidation of a Subordinated Notes Guarantor following the transfer of all of its assets to AerCap Holdings N.V. or another Subordinated Notes Guarantor; or (3) legal defeasance or covenant defeasance, each as described in the Subordinated Notes Indenture, or if the obligations of AerCap Holdings N.V. under the Subordinated Notes Indenture are discharged.

The guarantee obligations of each Subordinated Notes Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subordinated Notes Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other Subordinated Notes Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subordinated Notes Guarantor, voidable under applicable fraudulent conveyance or transfer laws and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the Subordinated Notes Guarantors are Irish and Dutch companies, it may be more difficult for holders of the Junior Subordinated Notes to obtain or enforce judgments against such guarantors.
Because AerCap Holdings N.V. and certain Subordinated Notes Guarantors are holding companies with very limited operations, their only significant assets are the equity interests of their directly held subsidiaries. As a result, AerCap Holdings N.V. and certain Subordinated Notes Guarantors are dependent primarily upon dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).
Summarized Combined Financial Information
Summarized financial information (the “SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantor entities and includes AerCap Holdings N.V., AerCap Trust, AICDC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland and ILFC (collectively, the “Obligor Group”) as of March 31, 2024 and December 31, 2023, and for the three months ended March 31, 2024. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
	March 31, 2024	December 31, 2023
	(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$8,402	$8,330
Intercompany receivables	35,218	35,692
Total assets	46,374	46,858

Debt	35,456	35,863
Intercompany payables	3,476	3,378
Total liabilities	41,744	41,945

Three Months Ended
March 31, 2024
(U.S. Dollars in millions)
Total revenues and other income (a)	$892
Total expenses (b)	687
Income before income taxes and loss of investments accounted for under the equity method	205
Net income	178
Net income attributable to AerCap Holdings N.V.	177

(a)Total revenues include interest income from non-obligor entities of $487 million.
(b)Total expenses include interest expense to non-obligor entities of $18 million.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements and U.S. treasury rate lock agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we may enter into forward exchange contracts.
The following discussion should be read in conjunction with “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 12—Derivative financial instruments,” “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 15—Debt” and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 23, 2024, which provide further information on our debt and derivative financial instruments.
Interest rate risk
Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.
We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest earning assets, primarily between floating rate debt and fixed rate leases. We manage this exposure primarily through the use of interest rate caps and interest rate swaps using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of March 31, 2024. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of daily SOFR or Term SOFR, reset daily, monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2024 - remaining	2025	2026	2027	2028	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$1,871.3	$1,129.2	$469.3	$35.2	—	—	$80.9
Weighted average strike rate	1.6%	2.2%	2.4%	2.3%	—	—

	2024 - remaining	2025	2026	2027	2028	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$4,630.0	$4,605.0	$3,442.5	$2,582.5	$1,004.2	—	$55.6
Weighted average pay rate	3.6%	3.6%	3.9%	4.0%	4.1%	—
The variable benchmark interest rates associated with these instruments are daily SOFR or Term SOFR, as applicable.
Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations
Our functional currency is U.S. dollars. The functional currency for domestic and substantially all foreign operations is the U.S. dollar. Foreign currency transaction gains and losses are not significant to the Company’s operations. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases and helicopter purchase agreements denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the euro. A decrease in the U.S. dollar in relation to foreign currencies increases our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. An increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.
Inflation
After a sustained period of relatively low inflation rates, rates of inflation increased significantly in recent years, reaching or exceeding recent historical highs in the United States, the European Union, the United Kingdom, and other countries. While rates of inflation have decreased from their recent highs, they remain above levels of recent years and in some cases above the inflationary targets of the relevant central banks. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. To the extent that we derive our income from leases with fixed rates of payment, high rates of inflation will cause a greater decrease in the value of those payments than had the rates of inflation remained lower. Because our leases are generally multi-year, there may be a lag in our ability to adjust the lease rates for a particular aircraft accordingly. Our suppliers and lessees may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial conditions, changes in demand patterns, price volatility, and supply chain disruption.

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 26—Commitments and contingencies” in this report.
Item 1A. Risk Factors
There have been no material changes in our risk factors since those reported in our Annual Report for the year ended December 31, 2023.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
The following table presents repurchases of our ordinary shares made by us during the three months ended March 31, 2024:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. Dollars in millions) (a)
January 2024	1,317,219	$75.16	1,317,219	$183.3
February 2024	1,709,291	77.52	1,709,291	550.9
March 2024	1,284,967	81.18	1,284,967	446.6
	4,311,477	$77.89	4,311,477	$446.6

(a)For further detail on our share repurchase programs, please refer to Note 17—Equity.
Item 3. Defaults upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
None.
Item 6. Exhibits
None.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.
By:	/s/ Aengus Kelly
Name:	Aengus Kelly
Title:	Authorized Signatory
Date: May 1, 2024